UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2002

Trade Wind Communications Limited
(Translation of registrant's name into English)

Level 14, 210 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TradeWind
Communications

TWC.V

Media Release

June 4, 2002

Trade Wind Communications (TWC.V) ("the Company") announces that it has received regulatory acceptance of the private placement announced on April 11, 2002, and has issued an aggregate of 1,228,013 shares to certain investors at a price of $0.16 per share.

The shares are subject to a four month hold period expiring October 4, 2002 pursuant to the policies of the TSX Venture Exchange.

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

TradeWind
Communications

TWC.V

Media Release

June 6, 2002

Private Placement of up to 2,556,375 shares

Trade Wind Communications Limited (TWC.V) ("the Company") announces that it has arranged a private placement with certain investors of up to 2,556,375 shares (the "Shares") at CDN$0.16 per Share. The proceeds of CDN$409,020 (AUS$483,990) will be applied to the general working capital of the Company.

The issuance of the Shares is subject to regulatory acceptance.

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

TradeWind
Communications

TWC.V

Media Release

June 7, 2002

Private Placement of up to 3,200,000 shares

Trade Wind Communications Limited (TWC.V) ("the Company") announces that it has arranged a private placement with certain investors of up to 3,200,000 shares (the "Shares") at CDN$0.16 per Share. The proceeds of CDN$512,000 will be applied to the general working capital of the Company.

The Company is proposing to extend the term of 1,769,785 warrants which originally expired on June 14, 2002 to expire on November 30, 2003.

The Company is also proposing to reprice 978,091 outstanding warrants from C$0.40 to C$0.20 and 978,091 warrants from $0.50 to C$0.20. The warrants are proposed for exercise as to 652,000 by July 25, 2002, 652,000 by August 14, 2002 and 652,182 by September 14, 2002.

The issuance of the Shares, the extension of the term of the warrants and the repricing of the warrants are all subject to regulatory approval.

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1 Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2 Date of Material Change

State the date of the material change:

June 4, 2002

Item 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

June 4, 2002

Vancouver, BC

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announces that it has completed its 1,228,013 share private placement announced on April 11, 2002.

Item 5 Full Description of Material Change

The Company announces that it has received regulatory acceptance of the private placement announced on April 11, 2002, and has issued an aggregate of 1,228,013 shares to certain investors at a price of $0.16 per share.

Item 6 Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7 Omitted Information

N/A

Item 8 Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chief Executive Officer
(61 2) 9250-2222

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 5th day of June, 2002.

/s/ Nick Bird
Nick Bird,
Chief Executive Officer

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1 Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2 Date of Material Change

State the date of the material change:

June 5, 2002

Item 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

June 5, 2002

Vancouver, BC

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that it has arranged a private placement of up to 2,556,375 shares at a price of CDN$0.16 per share. The proceeds of CDN$409,020 (A$483,990) will be used for general working capital.

Item 5 Full Description of Material Change

See attached Schedule "A".

Item 6 Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7 Omitted Information

N/A

Item 8 Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chief Executive Officer
(61 2) 9250-2222

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 6th day of June, 2002.

/s/ Nick Bird
Nick Bird,
Chief Executive Officer

TradeWind
Communications

TWC.V

Media Release

June 5, 2002

Private Placement of up to 2,556,375 shares

Trade Wind Communications Limited (TWC.V) ("the Company") announces that it has arranged a private placement with certain investors of up to 2,556,375 shares (the "Shares") at CDN$0.16 per Share. The proceeds of CDN$409,020 (AUS$483,990) will be applied to the general working capital of the Company.

The issuance of the Shares is subject to regulatory acceptance.

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

Item 1 Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

Trade Wind Communications Limited
(the "Company")

Item 2 Date of Material Change

State the date of the material change:

June 7, 2002

Item 3 Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

June 7, 2002

Vancouver, BC

Item 4 Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Company announced that it has arranged a private placement of up to 3,200,000 shares at a price of CDN$0.16 per share. The proceeds of CDN$512,000 will be used for general working capital.

The Company also announced that it proposes to extend the terms of the 1,769,785 warrants from June 14, 2002 to November 30, 2003 and the repricing of 978,091 warrants from CDN$0.40 and CDN$0.50 to CDN$0.20.

Item 5 Full Description of Material Change

See attached Schedule "A".

Item 6 Reliance on Section 85(2) of the Act

If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

N/A

Item 7 Omitted Information

N/A

Item 8 Senior Officers

Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

Nick Bird, Chief Executive Officer
(61 2) 9250-2222

Item 9 Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Sydney, Australia, this 12th day of June, 2002.

/s/ Nick Bird
Nick Bird,
Chief Executive Officer

TradeWind
Communications

TWC.V

Media Release

June 7, 2002

Private Placement of up to 3,200,000 shares

Trade Wind Communications Limited (TWC.V) ("the Company") announces that it has arranged a private placement with certain investors of up to 3,200,000 shares (the "Shares") at CDN$0.16 per Share. The proceeds of CDN$512,000 will be applied to the general working capital of the Company.

The Company is proposing to extend the term of 1,769,785 warrants which originally expired on June 14, 2002 to expire on November 30, 2003.

The Company is also proposing to reprice 978,091 outstanding warrants from C$0.40 to C$0.20 and 978,091 warrants from $0.50 to C$0.20. The warrants are proposed for exercise as to 652,000 by July 25, 2002, 652,000 by August 14, 2002 and 652,182 by September 14, 2002.

The issuance of the Shares, the extension of the term of the warrants and the repricing of the warrants are all subject to regulatory approval.

On behalf of the board of directors

/s/ Nick Bird

Nick Bird, C.E.O.
Trade Wind Communications Limited

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date:  June 12, 2002

/s/ Nick Bird

Nick Bird, President